Exhibit 99.1


                                [GRAPHIC OMITTED]


                 ELSCINT LTD. REPORTS FIRST QUARTER 2005 RESULTS


      Tel Aviv, Israel - June 1, 2005- Elscint Ltd. (NYSE: ELT), a subsidiary of Elbit Medical Imaging Ltd. (NASDAQ: EMITF), today announced its results for the quarter ended March 31, 2005.

First Quarter Results
---------------------

      Consolidated revenues for the first quarter of 2005 were New Israeli Shekel ("NIS") 71.4 million (US$16.4 million), compared to NIS 66.1 million reported in the first quarter of 2004. Revenues from hotel operations and management increased to NIS 54.5 million (US$12.5 million) compared to NIS 52.1 million reported in the corresponding quarter last year. This increase is attributed mainly to (i) an increase in revenues from the apartment hotel in Bucuresti Romania, the Victoria Park Plaza hotel in London and the Victoria Park Plaza hotel in Amsterdam; and (ii) a devaluation of the NIS against the Pound Sterling and the Euro, which caused an increase in NIS revenues, reported from our hotels operations. This increase was offset, in part, by a decrease in the revenues of the Aquotopia attraction in Belgium.

      Revenues from the Arena commercial and entertainment center in Herzlia, Israel ("the Arena") were NIS 13.6 million (US$3.1 million) compared to NIS 10.8 million in the first quarter of 2004. This increase is attributed mainly to the fact that during the first quarter of 2005,the Arena attained full-scale operations, including the operations of the entertainment attractions, which had not been active during the first quarter of 2004.

      Gross profit for the first quarter of 2005 was NIS 19.5 million US$4.5 million) compared to NIS 19.7 million in the corresponding quarter last year.

      Operating loss in the first quarter of 2005 was NIS 5.4 million (US$1.2 million) compared to NIS 4.9 million in the first quarter of 2004. This increase is due to an increase in initiation expenses attributed mainly to expenses incurred with respect to Elscint's unsuccessful participation in the tender offer for the award of the franchise to operate a television channel in Israel. It was offset in part by a decrease in selling and marketing expenses attributable to the Arena.

      Loss from continuing operations for the first quarter of 2005 was NIS 16.4 million (US$3.8 million), or NIS 1.02 (US$0.23) basic loss per share, compared to of NIS 20.1 million, or NIS 1.20 basic loss per share in the corresponding quarter last year. This improvement is primarily due to an increase in other income, net to NIS 2.9 million (US$0.7 million), resulting mainly from the dividend received from EMI in respect of shares of EMI held by the Company, compared to other expenses, net of NIS 0.8 million in the corresponding quarter last year.

      Loss from discontinuing operation was NIS 0.9 million (US$0.2 million), or NIS 0.05 (US$0.01) basic loss per share in the first quarter of 2005, compared to NIS 1.2 million or NIS 0.07 basic loss per share in the corresponding quarter of last year.

      The first quarter of 2005 included a gain in the amount of NIS 3.5 million (US$0.8 million), or NIS 0.22 (US$0.05) basic earnings per share, which is the result of the accumulated effect for the year beginning January 1,2005 due to initially applying a new Israeli accounting standard.

      Loss for the first quarter of 2005 was NIS 13.8 million (US$ 3.2 million), or NIS 0.85 (US$0.20) basic loss per share, compared to NIS 21.3 million, or NIS
1.27 basic loss per share, in the corresponding quarter last year.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in Arena commercial and entertainment center in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

For Further Information:

Company Contact                          Investor Contact
Marc Lavine                              Kathy Price
Elscint, Ltd.                            The Anne McBride Company
+972-3-608-6011                          +212-983-1702  x.212
Mlavine@elscint.net                      Kprice@annemcbride.com


                             Financial Tables Follow


ELSCINT LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (1)

                                                                                                     Convenience
                                                             March 31,                               translation
                                                    --------------------------         December 31,   March 31,
                                                        2005            2004              2004          2005
                                                    ----------        --------         -----------   -----------
                                                            (Unaudited)                 (Audited)    (Unaudited)
                                                    --------------------------         -----------   -----------
                                                                                                         US$
                                                           (NIS thousands)                           (Thousands)
                                                    ---------------------------------------------    -----------
ASSETS

Current Assets
Cash and cash equivalents                              30,496         70,315            41,777          6,993
Short-term investments and deposits                   175,499        161,669           179,179         40,243
Accounts receivable - trade                            15,653         19,274            17,209          3,589
Receivables and other debit balances                   16,074         24,716            16,256          3,686
Hotels inventories                                      2,337          2,982             2,433            536
                                                    ---------      ---------         ---------      ---------
                                                      240,059        278,956           256,854         55,047
                                                    ---------      ---------         ---------      ---------

Long-Term Receivables and Investments
Deposits, loans and long-term
  receivables, net                                     41,811      (*)41,518            39,992          9,588
Investments in investee companies and other            40,183      (*)63,938            41,436          9,214
                                                    ---------      ---------         ---------      ---------
                                                       81,994        105,456            81,428         18,802
                                                    ---------      ---------         ---------      ---------

Fixed Assets                                        2,211,854      2,089,475         2,185,325        507,189
                                                    ---------      ---------         ---------      ---------

Other Assets and Deferred Expenses                     12,831          9,617            12,649          2,942
                                                    ---------      ---------         ---------      ---------

Assets Related to Discontinuing Operation              13,941         15,979            14,700          3,197
                                                    ---------      ---------         ---------      ---------

                                                    2,560,679      2,499,483         2,550,956        587,177
                                                    =========      =========         =========      =========


(1)   Prepared in accordance with Israeli GAAP.

(*)   Reclassified.


ELSCINT LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (1)

                                                                                                          Convenience
                                                               March 31,                                  translation
                                                      --------------------------         December 31,      March 31,
                                                          2005            2004              2004             2005
                                                      ----------        --------         -----------      ----------
                                                              (Unaudited)                 (Audited)       (Unaudited)
                                                      --------------------------         -----------      ----------
                                                                                                             U.S.$
                                                             (NIS thousands)                              (Thousands)
                                                    ------------------------------------------------      ----------
 LIABILITIES AND
  SHAREHOLDERS' EQUITY

Current Liabilities
Short-term credits                                       144,002          428,303          135,429           33,020
Accounts payable - trade                                  46,017           45,219           46,624           10,552
Payables and other credit balances                        65,993           78,059           56,357           15,133
                                                       ---------        ---------        ---------        ---------
                                                         256,012          551,581          238,410           58,705
                                                       ---------        ---------        ---------        ---------

Long-Term Liabilities                                  1,335,277          897,425        1,325,803          306,186
                                                       ---------        ---------        ---------        ---------

Liabilities Related to Discontinuing Operations           70,654           83,382           71,410           16,201
                                                       ---------        ---------        ---------        ---------

Minority interest                                         30,967           29,308           32,453            7,101
                                                       ---------        ---------        ---------        ---------

Shareholders' equity                                     867,769          937,787          882,880          198,984
                                                       ---------        ---------        ---------        ---------

                                                       2,560,679        2,499,483        2,550,956          587,177
                                                       =========        =========        =========        =========

(1)   Prepared in accordance with Israeli GAAP.


ELSCINT LIMITED
CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)

                                                                                                      Convenience
                                                               March 31,                              Translation
                                                      --------------------------      December 31,     March 31,
                                                          2005            2004           2004             2005
                                                      ----------        --------      -----------     -----------
                                                              (Unaudited)              (Audited)      (Unaudited)
                                                      --------------------------      -----------     -----------
                                                                                                         U.S.$
                                                             (NIS thousands)                          (Thousands)
                                                    ---------------------------------------------     -----------
 Revenues
 Operating and managing hotels                           54,543          52,087        218,365           12,507
 Commercial center operations                            13,563          10,772         55,263            3,110
 Asset leasing                                            3,305           3,280         13,238              758
                                                       --------        --------       --------         --------
                                                         71,411          66,139        286,866           16,375
                                                       --------        --------       --------         --------

 Cost of revenues
 Hotels operations and management                        37,294          34,010        137,622            8,552
 Commercial center operations                            13,847          11,543         59,885            3,175
 Asset leasing                                              759             857          3,175              174
                                                       --------        --------       --------         --------
                                                         51,900          46,410        200,682           11,901
                                                       --------        --------       --------         --------

 Gross profit                                            19,511          19,729         86,184            4,474
 Hotels' depreciation, amortization and
  operation expenses                                     13,982          14,470         64,513            3,206
 Initiation expenses                                      3,129             177          1,611              717
 Selling and marketing expenses                             914           3,540         14,046              210
 General and administrative expenses                      6,846           6,436         27,608            1,570
                                                       --------        --------       --------         --------
                                                         24,871          24,623        107,778            5,703
                                                       --------        --------       --------         --------

 Operating loss before finance expenses, net             (5,360)         (4,894)       (21,594)          (1,229)

 Finance expenses, net                                  (11,410)        (11,462)       (34,805)          (2,616)
                                                       --------        --------       --------         --------
Operating loss after finance expenses, net              (16,770)        (16,356)       (56,399)          (3,845)
 Other income (expenses), net                             2,869            (758)        (9,361)             658
                                                       --------        --------       --------         --------

 Loss before income taxes                               (13,901)        (17,114)       (65,760)          (3,187)

 Income taxes (tax benefits)                                660           1,243           (647)             151
                                                       --------        --------       --------         --------

 Loss after income taxes                                (14,561)        (18,357)       (65,113)          (3,338)

 Share in loss of an associated company                  (1,472)         (1,512)        (6,611)            (338)
 Minority interest in income of a subsidiary               (396)           (206)          (724)             (91)
                                                       --------        --------       --------         --------

 Loss from continuing Operations                        (16,429)        (20,075)       (72,448)          (3,767)

 Net income (loss) from discontinuing
  operation                                                (855)         (1,190)        11,067             (196)

 Accumulative effect for the year start
   due to change in accounting method                     3,495               -              -              801
                                                       --------        --------       --------         --------
 Loss                                                   (13,789)        (21,265)       (61,381)          (3,162)
                                                       ========        ========       ========         ========


(1)   Prepared in accordance with Israeli GAAP.

ELSCINT LIMITED
CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)


                                                                                  Convenience
                                                 March 31,                        Translation
                                           -----------------------   December 31,  March 31,
                                              2005       2004           2004          2005
                                           ---------    --------     -----------  -----------
                                                (Unaudited)           (Audited)   (Unaudited)
                                           ----------------------    -----------  -----------
                                                                                     U.S.$
                                               (NIS thousands)                    (Thousands)
                                           ------------------------------------   -----------
Basic earnings (loss) per ordinary
  share (NIS 0.05 par value) from:

Continuing operations                         (1.02)   (1.20)        (4.50)         (0.23)
Discontinuing operation                       (0.05)   (0.07)         0.69          (0.01)
Accumulative effect for the year
  start due to change in accounting
  method                                       0.22        -             -           0.05
                                              -----    -----         -----          -----
                                              (0.85)   (1.27)        (3.81)         (0.19)
                                              =====    =====         =====          =====


 (1)Prepared in accordance with Israeli GAAP.